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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67642

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carl Marks Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Third Avenue, 33rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Speer	212-909-8400	rspeer@carlmarks.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Speer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carl Marks Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature] SS: N.Y. 2/27/23

Notary Public JAMES F. HICKEY

JAMES F. HICKEY
Notary Public, State of New York
Registration #01HI6340819
Qualified In Queens County
Commission Expires April 25, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CARL MARKS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

CARL MARKS SECURITIES LLC

Contents

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Carl Marks Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carl Marks Securities LLC (the "Company"), a wholly-owned subsidiary of Carl Marks Advisory Group LLC, as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008

EISNERAMPER LLP
New York, New York
February 27, 2023



CARL MARKS SECURITIES LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$ 969,608
Investment in security, at fair value (cost $250,000)	4,841
Other assets	43,291
Total assets	$1,017,740

LIABILITIES AND MEMBER'S EQUITY

Deferred revenue	$ 200,000
Accrued expenses and other liabilities	121,132
Total liabilities	321,132
Member's equity	696,608
Total liabilities and member's equity	$1,017,740

See notes to statement of financial condition

CARL MARKS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2022

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Carl Marks Securities LLC (the "Company"), a wholly owned subsidiary of Carl Marks Advisory Group LLC (the "Parent") and a New York limited liability company, was formed on May 26, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company commenced its broker-dealer operations on October 12, 2007 and shall continue unless terminated in accordance with its operating agreement. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of Presentation:

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America.

[2]   Cash:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits.

[3]   Advisory Fees:

The Company provides advisory services on mergers and acquisitions and private placement of securities. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue. As of December 31, 2022, the Company has deferred $200,000 in revenue related to contracts that have not been completely fulfilled.

[4]   Income Taxes:

As a single member LLC, the Company is considered a disregarded entity for federal, state and local income tax purposes and is not required to pay income taxes on income or gains. As such, its income and losses are reported on the Parent's tax return.

The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no unrecognized tax benefits.

[5]   Use of Estimates:

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

CARL MARKS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2022

[6]   Fair Value of Financial Instruments:

The Company carries its financial instruments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels: Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 - inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available; Level 3 - unobservable inputs that reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability. The company's cash is considered a level 1 asset. Certain other financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include accrued expenses and other liabilities and are classified as level 2. The Company's investment in security is classified as a level 3 asset.

Investment in security is classified within Level 3 of the fair value hierarchy because this is a private company and it is not traded frequently, and therefore, there is little or no readily available observable transaction history. The fair value of this investment is estimated by the Company using various valuation methodologies, such as market approach, income approach, or a combination of these techniques. Inputs used by the Company may include original transaction price, comparison to other public companies (peers) based on industry and size, comparable multiples of enterprise value to revenue and EBITDA, market quotes of similar instruments, and discounts for liquidity and other risk factors. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

When a pricing model is used to value Level 3 investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments and any unrealized appreciation or depreciation reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed, and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances, and therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

CARL MARKS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2022

[6]   Fair value of Financial Instruments: (continued)

There were no transfers into and out of Level 3 of the fair value hierarchy during the year.

The following provides information on valuation approaches and techniques and nature of significant unobservable inputs used to determine the value of Level 3 assets.

	Fair Value at December 21, 2022	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Investment in Security	$4,841	Recent transaction price	N/A	N/A

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement with the Parent in which the Company agreed to reimburse the Parent for certain general and administrative costs incurred on the Company's behalf.

In addition, direct costs, which consist of employees' compensation and benefits, are allocated to the Company based upon actual time spent by the Parent's personnel on the Company's business.

At December 31, 2022, $62,250 is included in accrued expenses and other liabilities for amounts owed to the Parent for direct costs and overhead reimbursements.

The Company's statement of financial condition may not necessarily be indicative of the Company's financial condition had the Company operated as an unaffiliated entity of the Parent.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2022, the Company's net capital of $648,476 exceeded required minimum net capital of $21,409 by $627,067 and the ratio of aggregate indebtedness to net capital was .50 to 1.

NOTE E – CLIENT REFERRAL AGREEMENT

The Company has a client referral agreement with Morgan Stanley Smith Barney LLC ("MSSB"). The Company is required to pay MSSB 20% of net cash placement fees, net advisory success, transactions, closing, retainer, or other cash or non-cash fees received by the Company in connection with any completed transaction for a referred party from MSSB.